Exhibit 19

INSIDER TRADING POLICY
FOR ITURAN LOCATION & CONTROL LTD.
AND ITS SUBSIDIARIES

The following is the insider trading policy (the “Insider Trading Policy”) of Ituran Location & Control Ltd. and each of its direct and indirect subsidiaries (collectively, the “Company”) and outlines the procedures that all Company personnel must follow.  The Insider Trading Policy forbids any officer, any member of the Board of Directors of the Company or any employee of the Company, as well as certain other “temporary” insiders (collectively “Insiders”), as well as “Related Persons” of Insiders (as defined below), from trading, either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of the law.  This conduct is frequently referred to as “insider trading.”

To ensure compliance with the Insider Trading Policy, the Company requires each Insider who is a “Specified Insider” -- defined as any officer (Assistant Vice President or Manager and above) of the Company, all personnel in the Finance Department, all personnel in the Legal Department and each member of the Board of Directors of the Company -- to obtain clearance from the Company’s General Counsel prior to purchasing or selling, either personally or on behalf of others, any of the Company’s outstanding securities.  In addition, no Specified Insider nor the administrative assistants of Specified Insiders may buy or sell our securities during any of the four “Blackout Periods” that occur each fiscal year, as more fully discussed below.

What is Insider Trading?

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to (i) trading in securities (whether or not one is an “insider”) when aware of material non-public information or (ii) communicating material non-public information to others.

The law generally prohibits:

1)	trading by an Insider, while aware of material non-public information, or

2)	trading by a non-Insider, while aware of material non-public information where the inside information was disclosed to the non-Insider by an Insider, or

3)	communicating material non-public information to others (“tipping”) under circumstances where it can be reasonably expected that they will trade securities based on that information.

Who is an Insider?  Who is a Related Person of an Insider?

The concept of “insider” is broad.  It includes officers, members of the Board of Directors of a company and employees of a company, or any other person whose relationship with the Company allows it access to material non-public information.  In addition, a person can be a “temporary insider” if he or she enters into a special relationship in the conduct of the company’s affairs and as a result is given access to information for the company’s purposes and the company expects such persons to keep the non-public information confidential.  Examples of such persons would include consultants, representatives or independent contractors who have a relationship with the company that creates a duty to honor the company’s expectations concerning the confidentiality of non-public information.

The Company’s Insider Trading Policy also applies to the “Related Persons” of Insiders.  A “Related Person” includes an Insider’s spouse, minor children and anyone else living in the same household as the Insider; partnerships in which the Insider is a general partner; companies in which the inside trader or its "related Persons" are controlling shareholders; trusts of which the Insider is a trustee; and estates of which the Insider is an executor. Although a Insider’s parent or sibling may not be considered a Related Person (unless living in the same household), such parent or sibling may be a “tippee” for securities laws purposes (see the next paragraph).

This policy is not limited to trading alone.  Insiders also may be liable for communicating or tipping material nonpublic information to any third party (“tippee”).  Further, insider trading violations are not limited to trading or tipping by Insiders.  Persons other than Insiders also can be liable for insider trading, including tippees who trade on material nonpublic information tipped to them and individuals who trade on material nonpublic information that has been misappropriated.  Tippees inherit an Insider’s duties and are liable for trading on material nonpublic information illegally tipped to them by an Insider.  Similarly, just as Insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.  In other words, a tippee’s liability for insider trading is no different from that of an Insider.  Tippees can obtain material nonpublic information by receiving overt tips from others or through such means as conversations at social, business or other gatherings.

What is Material Information?

Trading on inside information is not a basis for liability unless the information is material.  “Material Information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to substantially affect the price of a company’s securities.  Information can be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.  It is important to remember that materiality will be judged with the benefit of hindsight, which involves a broader perspective.

As a practical matter, it is sometimes difficult to determine whether inside information is material.  Although there is no precise, generally accepted definition of materiality, information is likely to be “material” if it relates to:

☐	earnings information, earnings estimates or other financial forecasts,

☐	changes in previously released earnings estimates,

☐	proposals or agreements relating to significant mergers, acquisitions or divestitures, and other purchases and sales of companies and investments in companies,

☐	major corporate partnership transactions or other joint ventures,

☐	changes in relationships with significant customers, including receipt, cancellation or deferral of significant orders,

☐	obtaining or losing important contracts,

☐	significant pricing changes,

☐	new product announcements of a significant nature,

☐	any other significant changes in operations,

☐	major personnel changes, including hiring, resignation or dismissal of key personnel,

☐	significant litigation exposure, including criminal indictments or government investigations,

☐	significant labor disputes,

☐	substantial changes in accounting methods (including restatements of historical financial information),

☐	resignation or termination of the Company’s independent registered public accounting firm

☐	public offerings or private sales of equity or debt securities,

☐	share buy-back programs,

☐	proposed commencement of dividends or dividend increases or decreases,

☐	planned stock splits,

☐	debt service or financial liquidity problems,

☐	bankruptcy, insolvency or receivership, or

☐	any other factors which would cause the Company’s financial results to be substantially different from analyst estimates or company projections.

The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis.

“Inside” information could be material because of its expected effect on the price of the Company’s outstanding securities (on any relevant stock exchange), the stock of another company not related to the Company, or the stock of several such companies.  Moreover, the resulting prohibition against the misuse of inside information includes not only restrictions on trading in the Company’s outstanding securities, but restrictions on trading in the stock of such other companies affected by the inside information.

If you have questions as to the materiality of particular information, you should contact the Company’s General Counsel for clarification.

What is Non-public Information?

For information to qualify as “inside” information it must not only be “material,” it must be “non-public.”  Information is non-public until it has been effectively communicated to the marketplace.  To show that “material” information is public, it is generally necessary to point to some fact verifying that the information has become generally available to the public.  For example, information found in a report filed with the Tel Aviv Stock Exchange or the United States Securities and Exchange Commission (the “SEC”), or appearing in Globes, Reuters Economic Services, The Wall Street Journal or other publications of general circulation constitutes public disclosure.  However, some time, typically a minimum of 24 to 48 hours, must be allowed after publication for this information to be effectively communicated to the marketplace.  Note that a speech, a TV or radio appearance, or an article in an obscure magazine does not qualify as information that is generally available to the public.

What are the Consequences of Improper Insider Trading?

Insiders may be subject to criminal prosecution and/or civil liability under Israel and US law for trading (buying or selling) the Company’s securities when they know material information concerning the Company that has not been fully disclosed to the public.

Under Israeli Securities laws persons found liable for insider trading face civil penalties in the sum of the profit gained or loss avoided. An inside trader found liable for insider trading face a criminal fine of up to $224,400, and up to 5 years in jail and a person found liable for trading following non-public material inside information, which it new or should have known, to come from an inside trader, face a criminal fine of up to $90,000, and up to 1 year in jail. Additionally, under Israeli laws persons found liable for insider trading face criminal penalties up to the higher of (i) four times the sum of the profit gained or loss avoided or (ii) four times the sum of the criminal fine set fourth in the law for such violation.

Under US Securities laws, found liable for insider trading face civil penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $1 million, and up to 10 years in jail.  The Company (and its officers and members of the Board of Directors of the Company) could face civil penalties (the greater of $1 million or three times the profit gained or loss avoided) as a result of the Insider’s violation and/or a criminal penalty of up to $2.5 million for failing to take steps to prevent insider trading.  Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an Insider, plus collect other damages.

Aside from the penalties that may be imposed by the government, willful violation of this policy constitutes grounds for termination of employment, termination of consulting arrangements or removal from the Board of Directors.

Finally, insider trading can cause a substantial loss of confidence in the Company by the public and the securities markets.  This could obviously have an adverse impact on the Company, its employees and its shareholders.

What is a Blackout Period?

Each year, there will be time-based Blackout Periods during which certain persons will be prohibited from trading in the Company’s securities.  Specifically, Blackout Periods will begin on March 15th, June 15th, September 15th and December 15th of each year, and end when two full trading days have passed on the Tel Aviv Stock Exchange or the Nasdaq National Market after we announce our quarterly or annual earnings results with respect to the preceding fiscal quarter.  If the first day of the month falls on a weekend or a holiday, the Blackout Period will start at the close of business on the last trading day prior to the weekend or the holiday.  Specified Insiders -- defined as any officer (Assistant Vice President or Manager and above) of the Company, all personnel in the Finance Department, all personnel in the Legal Department and each member of the Board of Directors of the Company -- and administrative assistants of Specified Insiders are prohibited from trading in the Company’s securities during a Blackout Period.  Furthermore, trading in the Company’s securities outside of the Blackout Periods should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

What are the Specific Requirements of the Company’s Insider Trading Policy?

1.
Insiders may not engage in, or recommend that another person engage in, a transaction (purchase or sale) in Company’s outstanding securities at any time between the date on which any non-public material information becomes known to the individual and the close of business on the second trading day after such information is publicly disclosed.

2.
In addition to the restriction set forth in paragraph 1 above, no Specified Insider, administrative assistant of a Specified Insider or any Related Person of any of the foregoing may engage in a transaction (purchase or sale) in the Company’s securities during any of the four Blackout Periods that occur each year.

3.
No Insider or any Related Person may engage in transactions of a speculative nature at any time.  All Insiders and Related Persons are prohibited from short-selling the Company’s securities in contravention of Israeli or US Security laws.  In addition, all Insiders and Related Persons are prohibited from engaging in transactions involving Company-based Derivative Securities, other than the acquisition of such securities from the Company itself.  “Derivative Securities” are options and warrants to the extent that trade in those options and warrants is not permissible under Israeli and US Securities laws, stock appreciation rights or similar rights whose value is derived from the value of the Company’s securities.  This prohibition includes, but is not limited to, trading in Company-based put and call option contracts, transacting in straddles, and the like.  However, as indicated below, holding and exercising compensatory employee options, warrants or other derivative securities is not prohibited by this policy.

4.
Each officer (defined as Assistant Vice President or Manager and above) of the Company, all personnel in the Finance Department, all personnel in the Legal Department and each member of the Board of Directors of the Company (the Specified Insiders) must abide by special procedures whenever he or she intends to execute a trade in the Company’s securities, including the placing of limit orders.  See below under the heading “If I am any of the following people, what should I do before trading in Company securities?”

5.
The chief executive officer (the “CEO”) and the General Counsel each has the authority to impose restrictions on trading in the Company’s securities by appropriate individuals at any time, in addition to the automatic restriction imposed pursuant to the Blackout Periods.  This would include, without limitation, the imposition of lengthier periods during which specified individuals or groups of individuals would be prohibited from trading in the Company’s securities.  In such circumstances, the CEO and/or the General Counsel will notify the affected individuals – either personally, by e-mail or by voicemail – to inform them of the restrictions.

6.
Any individual who has placed a limit order or open instruction to buy or sell the Company’s securities shall bear responsibility for canceling such instructions immediately in the event restrictions are imposed on their ability to trade in accordance with either the Blackout Periods or the provisions of paragraphs 4 and 5 above.

7.
Insiders may not engage in, or recommend that another person engage in, a transaction (purchase or sale) in another company’s securities if the Insider learns of material nonpublic information about the other company in the course of the Insider’s employment or other relationship with the Company.

As noted above, this policy applies to Related Persons of Insiders.  Company employees should be especially careful with respect to family members or to unrelated persons living in the same household.

If I am any of the following people, what should I do before trading in Company securities?

☐	Any officer (defined as Assistant Vice President or Manager and above) of the Company;

☐	All personnel in the Finance Department;

☐	All personnel in the Legal Department; and

☐	Each member of the Board of Directors of the Company

In addition to the other provisions of this policy, the following procedures must be followed by each officer (defined as Assistant Vice President or Manager and above) of the Company, all personnel in the Finance Department, all personnel in the Legal Department and each member of the Board of Directors of the Company (each, a “Specified Insider” and collectively, the “Specified Insiders”) with respect to any purchase or sale of the Company’s securities:

(a)
At certain times, there may exist a corporate basis for requiring each Specified Insider to refrain from trading in the Company’s securities even though trading would otherwise be permitted at those times under this policy.  Therefore, all transactions by Specified Insiders shall be specifically approved in advance by the CEO or General Counsel.  Specifically, each Specified Insider must obtain clearance from the CEO or the General Counsel prior to purchasing or selling, either personally or on behalf of others, any of the Company’s outstanding securities (including derivative securities, such as put and call options).  Clearance of a transaction, if given, is valid only for a two business-day period.  If the transaction is not placed and executed within that two business-day period, clearance of the transaction must be re-requested and re-obtained before the trade is placed or executed.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.  The CEO or the General Counsel may reject any trading request at his or her sole discretion.  The restrictions set forth in this paragraph do not apply to the exercise of options.

(b)
Before each transaction in the Company’s securities, each officer and each member of the Board of Directors of the Company is required to contact the General Counsel regarding compliance with the Israeli Securities Authority or the SEC, as applicable.

(c)
All outside requests for information, comments or interviews from Specified Insider (other than routine product inquiries) that may result in the dissemination of information must be directed to the Chief Financial Officer or General Counsel.

Are there any exceptions to the Company’s Insider Trading Policy?

The only exceptions to the policy are set forth below.  It does not matter that the Insider may have decided to engage in a transaction before learning of the undisclosed material information or that delaying the transaction might result in economic loss.  It is also irrelevant that publicly disclosed information about the Company might, even aside from the undisclosed material information, provide a substantial basis for engaging in the transaction.  Furthermore, there are no limits on the size of a transaction that will trigger insider trading liability.  You may not trade in the Company’s securities while in possession of undisclosed material information about the Company, except as follows:

(a)
Exercise of an option or other derivative security under any of the Company’s equity incentive plans.  Note that this exception does not extend to a subsequent sale of ordinary shares acquired pursuant to the exercise of a stock option or other derivative security under an equity incentive plan.

(b)
Bona fide gifts of securities, which are not deemed to be transactions for the purposes of this policy.  Whether a gift is truly bona fide will depend on the circumstances surrounding each gift.  The more unrelated the donee is to the donor, the more likely the gift would be considered bona fide and not a transaction subject to this policy.  For example, gifts to charitable, religious and service organizations would likely be considered bona fide.  On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, disqualify the gift from being considered bona fide.

(c)
Any transaction specifically approved in writing in advance by the CEO or General Counsel, including, without limitation, transactions effected pursuant to a “blind trust” approved in advance by the CEO or General Counsel in which complete discretion to execute transactions in the Company’s securities is given by the Insider to another person who is not an Insider or otherwise subject to this policy,.

What should I do if a securities analyst, the media or someone else asks me questions regarding material non-public information?

Israeli and US securities laws prohibit the selective disclosure of material non-public information to securities market professionals and investors who may trade on the basis of the information.  US securities laws require that any disclosure of material non-public information must be made by simultaneous broad dissemination.  Accordingly, the following procedures should be followed in handling inquiries from the media, stock exchanges, securities analysts and other outside parties regarding the Company.

Only those Insiders who have been specifically authorized to do so may answer questions about or disclose information concerning the Company.  Only specifically designated spokespersons should deal with inquiries from the media, stock exchanges and other regarding rumors, unusual trading activity, acquisitions and other material information.  The CEO will designate official spokespersons from time to time.  In the absence of a different designation made by the CEO, inquiries from the financial media (or the Nasdaq National Market) should be referred to the Chief Financial Officer; inquiries from the SEC should be referred to the General Counsel.

Those Insiders who interact with the media, analysts and the stock exchanges should refer any inquiries concerning material information to the spokesperson designated above.  If such inquiries are made to Insiders (other than a designated spokesperson), the following response generally will be appropriate:

“As to these types of matters, the Company spokesperson is the Chief Financial Officer or the General Counsel.  If there is any comment, he or they would be the one(s) to speak with.”

Care should be taken not to make statements such as “there is no corporate developments” or “the company knows of no corporate developments.”  Even if the Company has no material non-public information at the time such a statement is made, by making such a statement, it may be undertaking an affirmative disclosure obligation if the facts change, and also may make reliance on a “no comment” policy considerably more difficult in the future.

How can I protect material non-public information?

Material non-public information (and all other Company confidential information) should be communicated only to those people who need to know it for a legitimate business purpose and who are authorized to receive the information in connection with their employment responsibilities.  Employees, officers, members of the Board of Directors of the Company and consultants who are aware of any material information concerning the Company that has not been disclosed to the public shall not disclose such information without first obtaining approval to do so from the General Counsel.

The following practices should be followed to help prevent the misuse of material non-public information and other types of confidential information:

☐
Avoid discussing or even speculating about confidential matters in places where you may be overheard by people who do not have a valid need to know the information.  Do not discuss confidential information with relatives or social acquaintances.

☐
Always put confidential documents away when not in use.  Do not leave documents containing confidential information where they may be seen by persons who do not have a need to know the content of the documents.

☐	Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.

☐	Comply with the specific terms of any confidentiality agreements of which you are aware.

What if I have any questions about insider trading restrictions?

Employees at all times should avoid even the appearance of impropriety with respect to trading in the Company’s share or the securities of any of the companies with whom the Company or its subsidiaries do business.  When there is any question as to a potential application of insider trading laws or any other restrictions on insider trading or if you know of a suspected violation of these laws, please consult the Company’s General Counsel.

* * * * * * * * * *

Please sign the attachment acknowledging that you have read and agree to abide by this policy and return the acknowledgment to the General Counsel.

If you have any questions about this policy, please contact the General Counsel.

Date:  _______, 2018

ACKNOWLEDGEMENT CONCERNING
INSIDER TRADING POLICY
FOR ITURAN LOCATION AND CONTROL LTD.
AND ITS SUBSIDIARIES

By my signature below, I acknowledge that I have read and understand the Company’s Insider Trading Policy and that I agree to abide by its provisions.

Signature ___________________________

Name (printed) ______________________

Date _______________________________